(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Third Quarter 2016 Results and Updates Guidance for 2016

•	Sales of $715 million, up 6% compared to Q3 2015

•	GAAP diluted EPS of $0.49, Adjusted EPS of $0.50

•	Strong free cash flow generation of $185 million, up 24% over Q3 2015

•	2016 adjusted diluted EPS now estimated at $1.48-$1.50 on projected sales of approximately $2.6 billion

•	Projected record full year free cash flow of $325-$350 million

Montreal, Thursday, November 3, 2016 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the three months ended October 2, 2016 and updated its guidance for 2016.

Results in the Printwear segment were in-line with the Company's expectations, while continued softness in the retail environment, including weak traffic trends and unseasonably warm weather contributed to slightly lower than expected Branded Apparel sales. Operating income and EPS reflected solid performance and cash generation in the quarter was strong with free cash flow totaling $184.9 million, up 23.9% compared to the same period last year.

While market conditions in retail continued to be challenging, the Company was pleased with the sales performance of its Gildan® branded products during the quarter. In particular, Gildan® branded underwear drove double-digit point of sales (POS) and revenue growth in the third quarter reflecting the benefit from improved in-store placement. The Company also continued to gain ground in the faster-growing fashion and performance basics segments in the U.S. printwear market as well as in international printwear markets. During the third quarter, the Company made solid progress on the integration of the Alstyle operations which are starting to benefit from efficiencies in textile and sewing production costs, and higher production levels. In addition, integration efforts related to the Peds acquisition in the sales and marketing and supply chain areas are well underway.

Consolidated Results
The Company's consolidated net sales of $715.0 million in the third quarter of 2016 grew 6.0% compared to the corresponding quarter in 2015, reflecting sales increases of 4.9% in the Printwear segment and 8.2% in Branded Apparel. Organic sales growth from increased shelf space and new program shipments for the Branded Apparel business, positive POS in Printwear's U.S and international channels, and the contribution from the acquisitions of Alstyle and Peds more than offset expected headwinds from the Company's decision to exit certain private label programs in Branded Apparel, lower net selling prices, distributor inventory destocking, and unfavourable product-mix and foreign exchange.

Consolidated gross margin in the third quarter of 2016 was 30.4%, down 100 basis points compared to the same period last year as the benefit of lower raw material and other input costs and manufacturing cost savings related to the Company's capital investments was more than offset by lower net selling prices, unfavourable product-mix and foreign currency exchange. SG&A expenses of $86.8 million in the quarter were up $8.4 million compared to the prior year quarter due primarily to the impact of the Alstyle and Peds acquisitions. Adjusted operating margins totaled 18.3% compared to 19.8% in the same period last year reflecting the gross margin decline and the transitional dilutive impact of acquisition activity primarily on SG&A.

Net earnings totaled $114.4 million or $0.49 per share on a diluted basis for the three months ended October 2, 2016, compared with net earnings of $123.1 million or $0.50 per share for the three months ended October 4, 2015. Excluding after-tax restructuring and acquisition-related costs of $2.0 million in the quarter and $3.3 million in the same quarter last year, Gildan reported adjusted net earnings of $116.4 million, or $0.50 per share on a diluted basis for the third quarter of 2016, down from $126.4 million, or $0.52 per share in the prior year quarter.

Gildan generated strong free cash flow of $184.9 million in the third quarter of 2016 compared to $149.2 million in the same quarter last year. The $35.7 million increase in free cash flow was mainly due to favourable changes in working capital. Capital expenditures of $41.0 million in the third quarter were primarily for investments in textile capacity, including investments for the development of Rio Nance 6 and textile capacity expansion in Bangladesh. During the third quarter of 2016, the Company completed the initial 12.2 million common share maximum allotment under the NCIB which it initiated on February 26, 2016, with the repurchase of 1.7 million common shares at a total cost of approximately $52.3 million. As announced in its press release dated July 27, 2016, the Company subsequently amended and increased the size of the program to 20.7 million common shares. Gildan ended the quarter with net debt of $630.6 million and a leverage ratio of 1.2 times net debt to adjusted EBITDA.

Segmented Operating Results
Net sales for the Printwear segment for the third quarter of 2016 amounted to $461.9 million, in-line with Company expectations and up 4.9% from $440.5 million in the same calendar quarter last year. The increase in net sales compared to the prior year quarter was mainly due to the $38.6 million sales contribution of the Alstyle acquisition, continued POS growth in the faster-growing performance and fashion basics product segments in the U.S printwear channel and double digit volume growth in international printwear markets. The benefit of these factors was partially offset by lower net selling prices, the impact of distributor inventory destocking and the impact of unfavourable foreign currency exchange on international sales.

Operating income in Printwear for the three months ended October 2, 2016 totaled $123.4 million, essentially flat compared to $124.4 million for the same period last year. Operating margins for Printwear were 26.7%, down 150 basis points compared to the same quarter in 2015 due primarily to the short-term dilutive impact on margins from the acquisition of Alstyle. Excluding the acquisition of Alstyle, operating margins in the quarter were down 30 basis points, as the benefit of lower raw material costs and manufacturing cost savings was more than offset by the impact of lower net selling prices and unfavourable product-mix and foreign currency exchange.

Net sales for the Branded Apparel segment in the quarter were $253.1 million, up 8.2% from $234.0 million in the third calendar quarter of 2015. The increase in Branded Apparel sales was mainly due to organic unit sales volume growth from increased shelf space and new retail program shipments and a contribution of $9.6 million from the acquisition of Peds. The benefit of these factors was partially offset by an approximate $10 million impact from the exit of certain private label programs, unfavourable product-mix as continued weakness in department stores and national chains negatively affected sales of higher value products in this channel, and higher promotional spending in the quarter compared to the same period last year. Excluding the impact from the exit of private label programs and the Peds acquisition, Branded Apparel organic sales growth in the quarter was 8.5%.

Operating income in Branded Apparel of $29.5 million in the three months ended October 2, 2016 was essentially flat compared to $30.2 million in the same quarter last year. Branded Apparel operating margins of 11.7% were down from operating margins of 12.9% in the same quarter last year primarily as a result of unfavourable product-mix and higher promotional spending which more than offset the benefit of lower raw material and other input costs and manufacturing cost savings. On a sequential basis, operating margins in the quarter improved by approximately 400 basis points compared to the second quarter of 2016 due primarily to the positive impact of higher sales volumes combined with lower raw material costs and manufacturing cost savings.

Year-to-date consolidated sales and earnings
Consolidated net sales of $1,997.2 million in the first nine months of 2016 were down 1.4% compared to $2,024.9 million in the same period last year reflecting slight declines in both operating segments. The decrease in consolidated net sales was mainly due to lower net selling prices, the impact of lower distributor inventory replenishment in Printwear, the exit of certain non-core retailer private label programs and unfavourable product-mix and foreign currency exchange. These factors more than offset the benefit of positive POS growth in Printwear, organic sales volume growth in Branded Apparel excluding the exit of private label programs, and the acquisitions of Alstyle and Peds.

Net earnings for the first nine months of 2016 were $272.3 million, or $1.15 per share on a diluted basis, compared to $278.5 million, or $1.14 per diluted share for the same period of the prior year. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings were $281.8 million or $1.19 per diluted share in the first nine months of 2016 compared to adjusted net earnings of $286.5 million or $1.18 per diluted share in the same period last year. The decline in net earnings and adjusted net earnings was primarily due to increases in income taxes and financial charges, partially offset by higher operating income and adjusted operating income. Diluted and adjusted diluted EPS were positively impacted by the share repurchases during the period under the Company's NCIB.

Outlook
For full year 2016, the Company expects to achieve adjusted diluted EPS of $1.48-$1.50 compared to its previous projection of $1.50-$1.55. Adjusted EBITDA for 2016 is now estimated to be approximately $530-$535 million compared to the Company's previous projection of approximately $545-$555 million. Consolidated net sales for the year are now expected to be approximately $2.6 billion compared to the Company's prior guidance of approximately $2.65 billion. The Company continues to project Printwear sales of approximately $1.65 billion while Branded Apparel sales are now projected to be approximately $960 million compared to the Company's prior guidance of approximately $1.0 billion.

The updated 2016 full year guidance primarily reflects the lower than anticipated results in the third quarter and tempered Branded Apparel sales expectations in the fourth quarter, in light of current retail market conditions. In addition, projected Branded Apparel sales for the year also reflect the later than previously projected timing of shipments of a new licensed program to a large national chain retailer, previously planned to be shipped in the fourth quarter of this year and now requested for shipment in the first quarter of 2017.

The Company expects capital expenditures for 2016 towards the lower end of its previous projected range of $150-$175 million. Given the Company's strong cash generation to date and its projection for the fourth quarter, the Company expects to generate record free cash flow for the full year in the range of $325-$350 million.

The Company is well-positioned to drive strong earnings growth in 2017 with projected space and program gains at retailers, and further penetration in the U.S. printwear market, particularly in the fashion and performance basics categories, as well as in international printwear markets. In addition, the Company expects to see improvement in earnings from the non-recurrence of certain headwinds in 2016, including improved product-mix. Earnings growth is also expected to reflect the benefit from further manufacturing cost savings and the accretive impact of acquisitions completed in 2016. On a per share basis, earnings will reflect the benefit of share repurchases under the Company's NCIB.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of U.S. $0.078 per share, payable on December 12, 2016 to shareholders of record on November 18, 2016. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal course issuer bid
On February 24, 2016, the Company announced the initiation of a normal course issuer bid (NCIB) beginning February 26, 2016 and expiring February 25, 2017, to purchase for cancellation up to 12,192,814 outstanding common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares, on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the NCIB, Gildan may purchase up to a maximum of 169,767 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the six calendar months completed prior to the announcement of the NCIB. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

On July 26, 2016, the Company obtained approval from the TSX to amend its current NCIB in order to increase the maximum number of common shares that may be repurchased from 12,192,814 common shares, or 5% of the Company’s issued and outstanding common shares as at February 19, 2016 (the reference date for the NCIB), to 20,727,784 common shares, representing 8.5% of the Company’s issued and outstanding common shares or 8.6% of the public float of 239,683,863 common shares as at February 19, 2016. No other terms of the NCIB were amended.

During the three months ended October 2, 2016, the Company repurchased for cancellation a total of 1.7 million common shares at a total cost of $52.3 million. During the nine months ended October 2, 2016, the Company repurchased for cancellation a total of 12,192,814 common shares under the NCIB for a total cost of $351.6 million, of which a total of 4,025,000 common shares were repurchased by way of private agreements with arm’s length third party sellers.

Gildan’s management and the Board of Directors believe the repurchase of the common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of outstanding share data
As at October 31, 2016, there were 231,812,432 common shares issued and outstanding along with 1,817,899 stock options and 248,340 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss third quarter 2016 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call will be available on Gildan's website at: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. To access the conference call, dial toll-free (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and enter passcode 43551062#. A replay will be available for 30 days starting at 11:00 AM ET by dialing toll-free (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode or by audio webcast on Gildan's corporate website.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements for the three and nine months ended October 2, 2016 available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in US$ millions, except per share amounts or otherwise indicated)	Three months ended			Nine months ended
	October 2, 2016	October 4, 2015	Variation (%)	October 2, 2016	October 4, 2015	Variation (%)
Net sales	715.0	674.5	6.0%	1,997.2	2,024.9	(1.4)%
Gross profit	217.4	212.0	2.5%	562.8	542.5	3.7%
SG&A expenses	86.8	78.4	10.7%	249.6	235.6	5.9%
Operating income	128.6	129.3	(0.5)%	301.7	296.9	1.6%
Adjusted operating income(1)	130.6	133.6	(2.2)%	313.2	306.9	2.1%
Adjusted EBITDA(1)	164.3	163.8	0.3%	421.1	402.1	4.7%
Net earnings	114.4	123.1	(7.1)%	272.3	278.5	(2.2)%
Adjusted net earnings(1)	116.4	126.4	(7.9)%	281.8	286.5	(1.6)%

Diluted EPS	0.49	0.50	(2.0)%	1.15	1.14	0.9%
Adjusted diluted EPS(1)	0.50	0.52	(3.8)%	1.19	1.18	0.8%

Gross margin	30.4%	31.4%	(1.0) pp	28.2%	26.8%	1.4 pp
SG&A expenses as a percentage of sales	12.1%	11.6%	0.5 pp	12.5%	11.6%	0.9 pp
Operating margin	18.0%	19.2%	(1.2) pp	15.1%	14.7%	0.4 pp
Adjusted operating margin(1)	18.3%	19.8%	(1.5) pp	15.7%	15.2%	0.5 pp

Cash flows from operating activities	225.8	190.5	18.5%	367.3	250.5	46.6%
Free cash flow(1)	184.9	149.2	23.9%	256.5	59.5	n.m.

As at	October 2, 2016	January 3, 2016
Inventories	938.3	851.0
Trade accounts receivable	404.3	306.1
Net indebtedness(1)	630.6	324.3
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m. = not meaningful

SEGMENTED FINANCIAL DATA (UNAUDITED)

	Three months ended			Nine months ended
(in US$ millions, or otherwise indicated)	October 2, 2016	October 4, 2015	Variation (%)	October 2, 2016	October 4, 2015	Variation (%)
Segmented net sales:
Printwear	461.9	440.5	4.9%	1,325.3	1,349.6	(1.8)%
Branded Apparel	253.1	234.0	8.2%	671.9	675.3	(0.5)%
Total net sales	715.0	674.5	6.0%	1,997.2	2,024.9	(1.4)%

Segment operating income:
Printwear	123.4	124.4	(0.8)%	319.5	321.8	(0.7)%
Branded Apparel	29.5	30.2	(2.3)%	61.5	51.8	18.7%
Total segment operating income	152.9	154.6	(1.1)%	381.0	373.6	2.0%
Corporate and other(1)	(24.3)	(25.3)	(4.0)%	(79.3)	(76.7)	3.4%
Total operating income	128.6	129.3	(0.5)%	301.7	296.9	1.6%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in U.S.$ millions)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Net earnings	114.4	123.1	272.3	278.5
Restructuring and acquisition-related costs	2.0	4.3	11.5	10.0
Depreciation and amortization	33.6	30.2	108.0	95.2
Financial expenses, net	6.0	4.9	13.8	12.6
Income tax expense	8.3	1.3	15.5	5.8
Adjusted EBITDA	164.3	163.8	421.1	402.1

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure our performance from one period to the next, without the variation caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in U.S.$ millions)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Operating income	128.6	129.3	301.7	296.9
Adjustment for:
Restructuring and acquisition-related costs	2.0	4.3	11.5	10.0
Adjusted operating income	130.6	133.6	313.2	306.9

Operating margin	18.0%	19.2%	15.1%	14.7%
Adjusted operating margin	18.3%	19.8%	15.7%	15.2%

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in U.S.$ millions, except per share amounts)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Net earnings	114.4	123.1	272.3	278.5
Adjustments for:
Restructuring and acquisition-related costs	2.0	4.3	11.5	10.0
Income tax recovery on restructuring and acquisition-related costs	—	(1.0)	(2.0)	(2.0)
Adjusted net earnings	116.4	126.4	281.8	286.5
Basic EPS	0.49	0.51	1.15	1.15
Diluted EPS	0.49	0.50	1.15	1.14
Adjusted diluted EPS	0.50	0.52	1.19	1.18

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Nine months ended
(in U.S.$ millions)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Cash flows from operating activities	225.8	190.5	367.3	250.5
Cash flows used in investing activities	(88.3)	(41.2)	(267.6)	(294.8)
Adjustment for:
Business acquisitions	47.4	(0.1)	156.8	103.8
Free cash flow	184.9	149.2	256.5	59.5

Total indebtedness and Net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	October 2, 2016	January 3, 2016
Long-term debt and total indebtedness	691.0	375.0
Cash and cash equivalents	(60.4)	(50.7)
Net indebtedness	630.6	324.3

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to adjusted diluted earnings per share, net sales, sales growth, unit market share, adjusted EBITDA, free cash flow, capital expenditures, manufacturing capacity expansion, cost savings, integration synergies and earnings per share accretion from acquisitions, the economic environment and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and nine-month periods ended October 2, 2016 and for the fiscal year ended January 3, 2016 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions, including the Alstyle and Peds acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate, identify or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•
changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder, including agreements that may be affected by the United Kingdom’s June 23, 2016 vote to leave the European Union;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates;

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;

•	the adverse impact of any current or future legal and regulatory actions; and

•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Peds®, MediPeds® and Therapy Plus™ brands. Sock products are also distributed through the Company’s exclusive U.S. sock license for the Under Armour® brand, and a wide array of products is also marketed through a global license for the Mossy Oak® brand. The Company sells its products through two primary channels of distribution, namely printwear and retail markets. The Company distributes its products in printwear markets in the U.S., Canada, Europe, Asia-Pacific, and Latin America. In retail markets, the Company sells its products to a broad spectrum of retailers primarily in the U.S. and Canada and also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over

48,000 employees worldwide and is committed to industry-leading labour and environmental practices throughout the Company’s supply chain. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildan.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Garry Bell
Vice President, Corporate Marketing and Communications
(514) 744-8600
gbell@gildan.com

Page 10